NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES DISMISSAL BY ALBERTA SECURITIES COMMISSION OF ARC FUNDS APPLICATION

CALGARY, ALBERTA, August 11, 2009 (CNW) -- Paramount Energy Trust ("PET" or the "Trust") (PMT.UN) and Profound Energy Inc. ("Profound") (PFX) have received notice that the Alberta Securities Commission has dismissed all claims previously filed by ARC Equity Management (Fund 4) Ltd. and ARC Equity Management (Fund 5) Ltd. challenging certain matters related to (a) the offer dated April 24, 2009 of PET's indirect wholly-owned subsidiary, 1463072 Alberta Ltd. ("1463072"), for all of the issued and outstanding common shares of Profound, which expired on July 14, 2009, (b) the proposed amalgamation of 1463072 and Profound, scheduled to be voted upon at the upcoming special meeting of Profound shareholders (the "Special Meeting"), and (c) Profound's private placement of special warrants (the "Special Warrants") to PET to acquire common shares of Profound, which closed on April 14, 2009 and which Special Warrants were converted into Profound common shares on June 30, 2009.

The Special Meeting to approve the proposed amalgamation of 1463072 and Profound is scheduled for 10:00 a.m. (Calgary time) on August 13, 2009.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

Profound Energy Inc. is a junior oil and natural gas company based in Calgary, Alberta. Profound's common shares are listed on the Toronto Stock Exchange under the symbol "PFX". Further information with respect to Profound can be found at its website at www.profoundenergy.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Contacts:
Paramount Energy Trust
Susan L. Riddell Rose
President and Chief Executive Officer
403 269-4400

Paramount Energy Trust
Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer
403 269-4400

Paramount Energy Trust
Sue M. Showers
Investor Relations and Communications Advisor
403 269-4400
403 269-4444 (FAX)

Paramount Energy Operating Corp.
Administrator of Paramount Energy Trust
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5
Email: info@paramountenergy.com
Website: www.paramountenergy.com

Profound Energy Inc.
Evelyn Burnett
Chief Financial Officer
403 237-6102
403 237-6103 (FAX)

Profound Energy Inc.
Suite 380, 435 - 4th Avenue SW
Calgary, Alberta, Canada T2P 3A8
Website: www.profoundenergy.ca